SCHEDULE 13G

Exhibit 99.2

Pursuant to Rule 13d-1(k)(1) each of the persons named below agrees to this joint filing of Schedule 13G individually and as a trustee of the W.K. Kellogg Foundation Trust and submits this exhibit as proof of its agreement with the other persons named below:

The Bank of New York Mellon Corporation

The Bank of New York Mellon Trust Company, N.A.

James M. Jenness

Sterling K. Speirn

Wenda W. Moore